SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 11-K
__________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NO. 33-79826

______________

NEWFIELD EXPLORATION COMPANY
401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)
__________

NEWFIELD EXPLORATION COMPANY
363 NORTH SAM HOUSTON PARKWAY EAST
SUITE 2020
HOUSTON, TEXAS 77060
(281) 847-6000
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Item 4.	Financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

Newfield Exploration Company 401(k) Plan
Financial Statements and Supplemental Schedule
Consent of Crowe Chizek and Company LLC

INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator
Newfield Exploration Company 401(k) Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

                                                             /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
May 30, 2006

1.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value (Note 3)	$36,366,689	$26,271,382
Cash	140,037	76,077
	36,506,726	26,347,459
Receivables
Interest income	272	72
Pending trades	74,121	─
	74,393	72

Total assets	36,581,119	26,347,531

Liabilities
Accrued expenses	189	274

Net assets available for benefits	$36,580,930	$26,347,257

See accompanying notes to financial statements.
2.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$2,653,637
Interest and dividends	902,688
3,556,325

Contributions
Company	2,959,464
Participant	3,889,141
Rollovers	491,445
7,340,050

Total additions	10,896,375

Deductions from net assets attributed to:
Benefit payments	659,302
Administrative charges	3,400
Total deductions	662,702

Increase in net assets available for benefits	10,233,673

Net assets available for benefits

Beginning of year	26,347,257

End of year	$36,580,930

See accompanying notes to financial statements.
 3.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan effective January 1, 1989. Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates, other than certain employees covered by collective bargaining agreements, leased employees and nonresident aliens, are eligible to participate in the Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants may contribute up to 30% of their eligible compensation (as defined by the Plan) on a semi-monthly basis. The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant as described in the preceding sentence, up to a maximum of 8% of the participant’s compensation for the applicable semi-monthly contribution period. The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations. The Company does not match catch-up contributions. The foregoing participant and Company matching contributions are subject to certain limitations.

Participants may also contribute certain amounts representing distributions from other qualified plans and individual retirement accounts. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including Newfield Exploration Company common stock.

Participant Accounts:  Each participant has an account that is credited with the participant’s contributions, and allocations of the Company’s matching contributions and Plan earnings and, at times, charged with an allocation of Plan administrative expenses which are based on participant earnings or account balances, as defined. Earnings are allocated to participant accounts based on the earnings of investment funds chosen by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in amounts attributable to Company matching contributions is based on years of service. A participant becomes 20% vested for each year of service and is fully vested after five years of service. An active participant is entitled to 100% of his or her account balances upon retirement, death or disability.

4.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN - (Continued)

Benefit Payments:  On termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.

Participant Loans:  A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans.

Expenses:  The Company pays certain administrative expenses.

Forfeitures:  Forfeitures are used first to reinstate participant accounts, as applicable; then to pay Plan expenses, if any, and finally to reduce Company matching contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the individual participant account balances.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value. Quoted market prices are used to value investments in mutual funds and Company common stock. Shares or units of common collective funds are valued at the net asset value of shares or units held by the Plan. Money market funds and participant loans are reported at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

5.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2005 and 2004

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

Investments at fair value based on quoted market prices:	2005	2004
Newfield Exploration Company Common Stock
(182,860 and 84,636* shares in 2005 and 2004, respectively)	$5,162,017	$2,498,878
Diversified Stock Index Fund	4,823,625	3,988,454
Diversified Equity Growth Fund	2,958,045	2,544,881
Diversified Mid-Cap Growth Fund	2,711,431	2,200,574
Diversified Value & Income Fund	3,387,639	2,504,984
Diversified International Equity Fund	3,016,973	2,388,894
Diversified Intermediate Horizon Fund	1,881,477	**

Investments at estimated fair value:
Diversified Stable Pooled Fund	3,551,922	3,017,808

* - As restated for two-for-one stock split issued on May 26, 2005
** - Less than 5% of Plan assets

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$626,937
Common/collective fund	121,075
Company common stock	1,905,625

$2,653,637

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The plan has entered into certain exempt transactions with parties-in-interest as of December 31, 2005 and 2004 and for the year ended December 31, 2005. Some Plan investments are in mutual funds, money market funds, or common collective funds offered by Diversified Investment Advisors (“DIA”), the Plan’s recordkeeper. As Investors Bank and Trust Company (“IBTC”) is the trustee of the Plan, IBTC is affiliated with DIA, and these funds are offered by DIA, investments in such funds qualify as party-in-interest investments. Total assets invested in these funds were $30,016,445 at December 31, 2005 and $23,030,393 at December 31, 2004. During 2005, the Plan paid $3,400 in administrative fees to DIA, which qualifies as a party-in-interest transaction.

6.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2005 and 2004

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS - (Continued)

Other party-in-interest investments held by the Plan include Company common stock totaling $5,162,017 (182,860 shares) and $2,498,878 (84,636 shares) at December 31, 2005 and 2004, respectively, and participant loans totaling $506,122 and $333,811 at December 31, 2005 and 2004, respectively.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined by a letter dated January 21, 2005 that the Plan, which is a prototype plan, is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Thus, no provision for federal income taxes is included in the Plan’s financial statements.

NOTE 7 - FORFEITURES

Forfeitures result from Company matching contributions that remain in the Plan following the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. At December 31, 2005 and 2004, forfeitures of $51,884 and $5,395, respectively, were available to reinstate participant accounts, as applicable; then to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement, if any; and finally to offset Company matching contributions. In 2005, Company cash contributions were offset by $109,120 from forfeited non-vested accounts.

NOTE 8 - SUBSEQUENT EVENT

The Newfield Exploration Company 401(k) Plan Committee has decided to switch Plan service providers. In July 2006, the Plan will transfer all assets and recordkeeping to Charles Schwab Trust Company.

7.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number:	001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Cost	(e) Current Value

Mutual Funds
*	Diversified Investment Advisors	Diversified High Quality Bond Fund	#	$ 460,369

*	Diversified Investment Advisors	Diversified Core Bond Fund	#	1,171,070

*	Diversified Investment Advisors	Diversified Short Term / Intermediate Horizon Fund	#	700,026

*	Diversified Investment Advisors	Diversified Intermediate Horizon Fund	#	1,881,477

*	Diversified Investment Advisors	Diversified Value & Income Fund	#	3,387,639

*	Diversified Investment Advisors	Diversified Stock Index Fund	#	4,823,625

*	Diversified Investment Advisors	Diversified Intermediate / Long Term	#	1,152,512
		Strategic Allocation Fund

*	Diversified Investment Advisors	Diversified Mid-Cap Growth Fund	#	2,711,431

*	Diversified Investment Advisors	Diversified Equity Growth Fund	#	2,958,045

*	Diversified Investment Advisors	Diversified Mid-Cap Value Fund	#	1,641,504

*	Diversified Investment Advisors	Diversified International Equity Fund	#	3,016,973

*	Diversified Investment Advisors	Diversified Small Cap Value Fund	#	844,873

*	Diversified Investment Advisors	Diversified Small Cap Growth Fund	#	884,859

	Vanguard	Vanguard Small Cap Growth Fund	#	116,428
				25,750,831
Common Stock
*	Newfield Exploration Company	Common Stock (182,860 shares)	#	5,162,017

* - Denotes party in interest
# - Investments are participant-directed, therefore, cost information is not required.
8.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
December 31, 2005

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number:	001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Cost	(e) Current Value

Common / Collective Fund
* Diversified Investment Advisors	Diversified Stable Pooled Fund	#	$ 3,551,922

Money Market Fund
* Diversified Investment Advisors	Diversified Money Market Fund	#	830,122

Self-Directed Account
Diversified Investment Advisors	Personal Choice Account-	#	565,675
	Self-Directed Brokerage Accounts

Participant Loans
* Participant Loans	$506,122 principal amount	#	506,122
	Interest rates ranging from 5%
	to 6% maturing through 2013		$ 36,366,689

* - Denotes party in interest
# - Investments are participant-directed, therefore, cost information is not required.
9.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY
401(K) PLAN

Date: June 23, 2006	By:	/s/ MONA LEIGH BERNHARDT
Mona Leigh Bernhardt
Plan Administrator

10.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm